Exhibit 4.26

[English Translation]

No. LH0112

Tester Equipment Lease Agreement

The Lease Agreement (the “Lease Agreement”), dated as of December 3, 2002 is made by and between ThaiLin Semiconductor Corp. (“Party A”) and ChinpMOS TECHNOLOGIES INC. (“Party B”) for the leasing of tester related equipment from Party A to Party B. The agreement shall be executed in two counterparts, with one copy retained by Party A and Party B, respectively.

1.	Object/Maintenance Duty/Rent

1-1	Object

Two (2) sets of ADVANTEST TESTER T5581H (including four (4) sets of M6741 Handler) and accessory parts (see attachments) in the possession of Party B.

1-2	Custodian Duty

Party B shall assist Party A by providing value certificates of the equipment to facilitate obtaining insurance policies (including transportation, installation, water, fire and etc.). Party A shall pay all expenses and insurance costs relating to the transportation of the Object from the disassembly until the arrival at Party B’s premises and Party B shall pay all expenses and insurance costs relating to the transportation of the Object from the disassembly until the arrival at Party A’s premise.

1-3	Rent and payment

(1)	It is mutually agreed that every set of equipment (one set of ADVANTEST TESTER T5581H and two sets of M6741 Handler) is leased at NT$970,000 (pre-tax) per month and the total amount for leasing two (2) sets is NT$1,940,000 (pre-tax). Party A will invoice Party B such amount with 5% appreciation business tax by the 5th every month. Party A must pay by sight check to Party B or deposit at the banking account designated below by Party B by the 25th every month:

Beneficiary: ChinpMOS TECHNOLOGIES INC.

Unicode: 16130042

Address: 1, R & D Road 1, Hsinchu Science-Based Industrial Park,

Attention: Miss Yaping Tseng

(2)	The rent shall be calculated from December 5, 2002. The rental period will be six months. Party A has a right of first refusal if Party B wishes to renew, and both Parties shall act pursuant to 2-2 (1).

2.	Transportation and lease period

2-1	Date of transportation and personnel in charge on both sides:

(1)	Party A and Party B have negotiated and agreed to transport the equipment from Party B’s factory to Party A’s on November 27, 2002 or from Party A’s to Party B’s on the termination date.

(2)	Party A is responsible for all transportation related costs, including packaging, haulaging, insurance (in accordance with 1-2), disassembly, installation and etc. when the equipment is transported from Party B’s factory to Party A’s while Party B is responsible for those costs when the equipment is transported from Party A’s factory to Party B’s.

(3)	Responsible personnel for Shipping Related Matters:

Party A:    Head of the Equipment Department Liming Kang

                 (TEL: 03-5985959 Ext 5602)

Party B:    Deputy Head of Equipment Department Junyi Liu

                 (TEL: 03-5770055 Ext 1057)

(4)	Responsible personnel for Leasing Related Matters:

Party A:    Manager of Purchasing Department Cuiling Yao

                 (TEL: 03-5985959 Ext 3400)

Party B:    Head of Purchasing Department Yaolin Chen

                 (TEL: 03-5770055 Ext 1065)

2-2	Lease period/Obligations and the Return of the Object

(1)	The lease will be from November 27, 2002 to May 26, 2003. The date for returning the Object shall be postponed to the next business day if the termination date falls on a holiday. If the lease is extended, Party A shall give a notice to Party B ten days prior to the termination date (which can be postponed to the next business day if the date falls on a holiday); if Party B wishes not to renew, Party B shall give Party A a notice ten days prior to the termination date (which can be postponed to the next business day if the date falls on a holiday).

(2)	Equipment maintenance during the lease: Party A is obligated to maintain the equipment by conducting periodic maintenance in accordance with Party A’s internal standard maintenance procedure and keep a written record; if it is necessary for ADVANTEST Co. Ltd to do spot repair work on Party A’s premise for any material shutdown or malfunction, Party A shall notify Party B of such; if any damage or loses occurs to the equipment during the lease, Party A shall take full responsibility to compensate and return the Object to Party B in good condition and that the Object shall have passed the equipment inspection in Party B’s factory.

(3)	Party B shall have the ownership right to the Object during the lease, and Party A is prohibited from selling, leasing, transferring, mortgaging, pledging or disposing in any other way the Object to harm Party A’s interests. If any other third party may harm the ownership right of the Object, either by sealing the Object for inspection or disposing in any other way, Party A shall certify the ownership right of Party B and notify Party B of such promptly and resolve the issue pursuant to Party B’s instructions.

(4)	Party A shall maintain a complete written record of all disassembly, change or repair of the equipment (accessories included) and fax all written records to Junyi Liu, Deputy Head of Equipment and Engineering Department of Party B (FAX: 03-5668991) upon completion of each such action.

(5)	With respect to any lawsuits arisen between the two parties, both parties agree that Hsinchu District Court shall be the court of first instance.

3.	Effective Date

3-1	Effective Date

The Agreement shall take effect on November 27, 2002 upon execution by representatives of both parties, and expire upon the equipment being returned to and examined by Party B.

Party A:    ThaiLin Semiconductor Corp.

Address:    No. 4 Yende Road, Hsinchu Industrial Park, Hukou, Hsinchu

By (Person in charge): Hsuerong Li

Party B:    ChinpMOS TECHNOLOGIES INC.

Address:    1, R & D Road 1, Hisinchu Science-Based Industrial Park

By (General Manager): Shih-Jye Cheng

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